UBS Global Asset Management	UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

November 22, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:	The UBS Funds (the “Trust”)
File Nos. 333-47287; 811-6637

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 86/87 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2010 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the UBS Fixed Income Opportunities Fund (the “Fund”). Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus —Fund Summary

1.                                       Comment.  Please move footnote 1 to the Annual fund operating expenses table so that it appears adjacent to “Other expenses.”  Please also revise footnote 1 to state “Other expenses are based on estimates for the current fiscal year.”

Response.  The requested revisions have been made.

2.                                       Comment.  The fee waiver agreement disclosed in footnote 2 to the Annual fund operating expenses table should be at least one calendar year from effectiveness per Instruction 3(e) to Item 3 of Form N-1A.

Response.  The footnote has been revised to indicate that the fee waiver agreement extends through October 27, 2012.

3.                                       Comment.  In the second paragraph under “Principal investment strategies” the disclosure states that the Fund invests at least 80% of its net assets in “fixed income securities and/or investments that provide exposure to fixed income securities.”  Please supplementally explain what these instruments are and how they have economic characteristics that are similar to fixed income securities.

Response.  The Fund may invest in fixed income exchange traded funds, derivatives on/or related to fixed income securities, and structured securities with fixed income components to satisfy its 80% policy.  The Trust believes these investments have economic characteristics similar to fixed income securities because it is expected that these investments will respond similarly to fixed income securities under various market conditions.

4.                                       Comment.  In the last paragraph under “Principal investment strategies” please add an example explaining duration.

Response.  The disclosure has been revised as requested.

Prospectus —Statutory

5.                                       Comment.  Please add the $5.25 that UBS Financial Services Inc. charges to process a redemption of shares as a line item in the Annual fund operating expenses table.

Response.  The Trust believes that adding the redemption processing fee to the table would be misleading.  The $5.25 fee is not charged by the Trust, but rather is charged by UBS Financial Services Inc., one of a number of brokers that sell shares of the Fund.  The Trust does not currently charge a redemption processing fee for shares purchased directly through its transfer agent.  In addition, other brokers that sell shares of the Fund may not charge a redemption processing fee, or may charge a lower or higher redemption processing fee than the one assessed by UBS Financial Services Inc.  The Trust believes that including the $5.25 fee charged by UBS Financial Services Inc. in the Annual fund operating expenses table would imply that this fee is imposed on all redemptions of fund shares, and therefore, would be misleading.

6.                                       Comment.  If the Fund is going to use a summary prospectus in lieu of the statutory prospectus, please provide the legend to be used on the front cover of the summary prospectus in your response to these comments.

Response.  The following legend will be used on the summary prospectus for the Fund given that it will use a summary prospectus in lieu of the statutory prospectus:

Before you invest, you may want to review the Fund’s prospectus and statement of additional information, which contain more information about the Fund and its risks. You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at http://www.ubs.com/1/e/ globalam/Americas/globalamus/globalamusii/mutual_fund.html. You can also get this information at no cost by calling 1-800-647 1568 or by sending an email request to Ubs@fundinsite.com. The current prospectus and statement of additional information, dated November 24, 2010 are incorporated by reference into this summary prospectus (i.e., they are legally a part of this summary prospectus).

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds